UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

COMMISSION FILE NUMBER: 001-33373

CAPITAL PRODUCT PARTNERS L.P.

(Translation of registrant’s name into English)

3 Iassonos Street

Piraeus, 18537 Greece

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F   ☐

On August 8, 2023, Capital Product Partners L.P. issued a press release announcing an annual meeting of the Limited Partners, which is attached as Exhibit I.

Attached as Exhibit II are a letter to the Limited Partners of Capital Product Partners L.P., notice of annual meeting of Limited Partners and proxy statement, each dated August 8, 2023.

Attached as Exhibit III is the Proxy Card for the 2023 Annual Meeting of Limited Partners of Capital Product Partners L.P. for holders of its common units.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAPITAL PRODUCT PARTNERS L.P.

Dated: August 9, 2023	By:	Capital GP L.L.C., its general partner

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Executive Officer of Capital GP L.L.C.